NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Stock (the 'Common Stock') of Foresight Energy LP (the 'Company') from listing and registration on the Exchange at the opening of business on December 6, 2019, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange has determined that the Company is no longer suitable for listing based on 'abnormally low' price levels, pursuant to Section 802.01D of the Listed Company Manual. On November 8, 2019, the Exchange determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and by letter on November 8, 2019. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on November 8, 2019. Trading in the Common Stock was suspended intra-day on November 8, 2019. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.